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September  , 2000

The Emerging Markets Telecommunications Fund, Inc.
466 Lexington Avenue, 16th Floor New
York, New York 10017

The Emerging Markets Infrastructure Fund, Inc.
466 Lexington Avenue, 16th Floor
New York, New York 10017

Ladies and Gentlemen:

You have asked us for our opinion concerning certain federal income tax consequences to (a) The Emerging Markets Telecommunications Fund, Inc., a Maryland Corporation (the "Target Fund" or "Emerging Markets Telecommunications Fund"), (b) The Emerging Markets Infrastructure Fund, Inc., a Maryland corporation (the "Acquiring Fund" or "Emerging Markets Infrastructure Fund"), and (c) holders of shares in the Target Fund ("Target Fund Shareholders"), when the Target Fund merges with and into the Acquiring Fund (the "Merger") and shares of the Target Fund are converted into shares of common stock of the Acquiring Fund (the "Emerging Markets Infrastructure Fund Common Stock") pursuant to the Merger, all pursuant to that certain Merger Agreement and Plan of Reorganization (the "Plan"), effective September 30, 2000 (the "Effective Date"), between and among the Target Fund and the Acquiring Fund.

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

We have made inquiry as to the underlying facts which we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements relating to the Target Fund and the Acquiring Fund set forth in the Registration Statement on Form N-14 (the "Acquiring Fund Registration Statement") filed by the Acquiring Fund with the Securities and Exchange Commission and representations made in letters from the Target Fund and the Acquiring Fund addressed to us for our use in rendering this opinion. We have no reason to believe that these representations and facts are

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not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate. Capitalized terms used herein and not otherwise defined shall have the meaning given them in the Registration Statement.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

Based upon the foregoing, we are of the opinion that for federal income tax purposes:

(a)  the Merger will constitute a reorganization within the meaning of
Section 368(a)(1)(A) of the Code and the Emerging Markets Infrastructure Fund and the Emerging Markets Telecommunications Fund will each be deemed a "party to a reorganization" within the meaning of Section 368(b) of the Code;

(b) no gain or loss will be recognized to the Emerging Markets Telecommunications Fund as a result of the Merger or on the conversion of Emerging Markets Telecommunications shares to Emerging Markets Infrastructure Fund Common Stock (except to the extent such shareholders are paid cash in lieu of fractional shares of Emerging Markets Infrastructure Fund in the Merger);

(c)  no gain or loss will be recognized to the Emerging Markets
Telecommunications Fund as a result of the Merger;

(d) no gain or loss will be recognized to the Target Fund Shareholders on the conversion of their shares into Emerging Markets Infrastructure Fund Common Stock;

(e) the tax basis of the Emerging Markets Telecommunications Fund assets in the hands of the Emerging Markets Infrastructure Fund will be the same as the tax basis of such assets in the hands of the Emerging Markets
Telecommunications Fund prior to the consummation of the Merger;

(f) immediately after the Merger, the tax basis of the Emerging Markets Infrastructure Fund Common Stock received by the Target Fund Shareholders in the Merger will be equal, in the aggregate, to the tax basis of the shares of the Emerging Markets Telecommunications Fund converted pursuant to the Merger;

(g) a Target Fund Shareholder's holding period for the Emerging Markets Infrastructure Fund Common Stock will be determined by including the period for which he or she held the shares of the Emerging Markets Telecommunications Fund converted pursuant to the Merger, provided, that such Emerging Markets Telecommunications Fund shares were held as a capital asset;

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(h)  the Emerging Markets Infrastructure Fund's holding period with respect to the Emerging Markets Telecommunications Fund assets transferred will include the period for which such assets were held by the Emerging Markets Telecommunications Fund; [cad 157]and

(i) the payment of cash to the Emerging Markets Telecommunications Fund shareholders in lieu of fractional shares of the Emerging Markets Infrastructure Fund will be treated as though the fractional shares were distributed as part of the Merger and then redeemed by the Emerging Markets Infrastructure Fund with the result that the Emerging Markets Telecommunications Fund shareholder will generally have capital gains or losses to the extent the cash distribution differs from such shareholder's basis allocable to the fractional shares.[cad 179]

Very truly yours,

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